For Immediate Release: April 9, 2026
Attention: Business Editors

VERSABANK ANNOUNCES THE RESULTS OF ITS 2026 MEETING OF SHAREHOLDERS

LONDON/ON/CNW/ - VersaBank (TSX: VBNK; NASDAQ: VBNK) ("VersaBank" or the "Bank") reports the results of its 2026 Annual and Special Meeting of Shareholders (the "Meeting") held in London, Ontario on April 8, 2026.

Each of the director nominees listed in VersaBank's Management Information Circular dated March 9, 2026, were elected as directors of the Bank. The detailed results of the vote are as follows, with percentages rounded to two decimal places:

Director		**Number of Votes Cast**	**Percentage of Votes Cast**
The Honourable Frank Newbould	In Favour:	10,971,287	98.55 %
	Withheld:	161,216	1.45 %
Robbert-Jan Brabander	In Favour:	11,082,921	99.55 %
	Withheld:	49,582	0.45 %
David A. Bratton	In Favour:	11,002,166	98.83 %
	Withheld:	130,336	1.17 %
Gabrielle Bochynek	In Favour:	11,021,423	99.00 %
	Withheld:	111,080	1.00 %
Peter M. Irwin	In Favour:	11,001,809	98.83 %
	Withheld:	130,694	1.17 %
Richard Jankura	In Favour	11,111,627	99.81 %
	Withheld:	20,876	0.19 %
Arthur Linton	In Favour:	11,002,167	98.83 %
	Withheld:	130,336	1.17 %
Susan T. McGovern	In Favour:	10,917,136	98.07 %
	Withheld:	215,366	1.93 %
Scott Verity	In Favour:	11,099,367	99.70 %
	Withheld:	33,136	0.30 %
David R. Taylor	In Favour:	11,086,908	99.59 %
	Withheld:	45,595	0.41 %

At the Meeting, the Shareholders also approved the appointment of Ernst & Young LLP as auditors of the Bank and an administrative by-law amendment to allow for the roles of President and Chief Executive Officer to be held by separate individuals.

VersaBank’s Voting Results with respect to all matters voted upon at the Meeting will be filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. ABOUT VERSABANK VersaBank is a North American bank with a difference. Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point- of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar U.S. market. VersaBank also owns Minnesota-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary and proprietary Real Bank Tokenized DepositsTM. VersaBank’s common shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 540-7486 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X.